

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 3, 2016

Via e-mail
Mohsin Meghji
Chairman and Chief Executive Officer
M III Acquisition Corp.
3 Columbus Circle, 15th Floor
New York, NY 10019

>   **Re: M III Acquisition Corp.**
>   **Amendment No. 2 to Draft Registration Statement on Form S-1**
>   **Submitted February 12, 2016**
>   **CIK No. 0001652362**

Dear Mr. Meghji:

We have reviewed your draft registration statement and have the following comments.

Director Independence, page 99

1. Please supplementally advise us what consideration, if any, was given to the fact that Mr. Farkas owns membership interests in your sponsor, as disclosed on page 107, in determining that he is an independent director.

You may contact Jeff Gordon at (202)551-3866 or John Cash at (202)551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or Craig Slivka at (202)551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

CC: Stuart Neuhauser, Esq. (*via e-mail*)
Ellenoff Grossman & Schole LLP